SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 ________________

SCHEDULE TO/A

AMENDMENT NO. 1 TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

 ________________

THE INTERPUBLIC GROUP OF COMPANIES, INC.

(Name of Subject Company (Issuer) and Filing Person (Issuer))

 ________________

4.50% Convertible Senior Notes due 2023

(Title of Class of Securities)

 ________________

460690 AS 9 and 460690 AT 7

(CUSIP Numbers of Class of Securities)

 ________________

Nicholas J. Camera, Esq.

Senior Vice President, General Counsel and Secretary

The Interpublic Group of Companies, Inc.

1114 Avenue of the Americas

New York, New York 10036

(212) 704-1200

(Name, address and telephone number of person

authorized to receive notices and communications on behalf of filing person)

 ________________

With a Copy to:

Nicolas Grabar, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

 ________________

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: Form or Registration No.:	Not applicable. Not applicable.	Filing party: Date filed:	Not applicable. Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 is the final amendment to the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed by The Interpublic Group of Companies, Inc., a Delaware corporation (the “Company”), on February 15, 2008, with respect to the right of each holder (each, a “Holder”) of the Company’s 4.50% Convertible Senior Notes due 2023 (the “Notes”) to sell and the obligation of the Company to purchase the Notes upon the terms and subject to the conditions set forth in the Senior Debt Indenture, dated as of October 20, 2000, between the Company and The Bank of New York, as trustee (the “Trustee”), as supplemented by the Third Supplemental Indenture, dated as of March 13, 2003, between the Company and the Trustee, the Sixth Supplemental Indenture, dated as of March 30, 2005, between the Company and the Trustee, and the Seventh Supplemental Indenture, dated as of August 11, 2005, between the Company and the Trustee, and the Notes. The right of a Holder to require the Company to purchase the Notes is referred to herein as the “Put Option.”

This Amendment No. 1 is intended to satisfy the filing and disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

ITEM 4.	TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is amended and supplemented by adding the following language:

The Put Option expired at midnight, New York City time, on March 14, 2008. The Company has been advised by The Bank of New York, as paying agent (the “Paying Agent”), that Letters of Transmittal and Purchase Notices (each, a “Purchase Notice”) for $190,795,000 in aggregate principal amount of the Notes were validly delivered and not withdrawn prior to the expiration of the Put Option. The Company has accepted for purchase all of the Notes for which a Purchase Notice was validly delivered and not withdrawn. The purchase price for the Notes pursuant to the Put Option was $1,000 in cash per $1,000 principal amount of Notes. The aggregate purchase price for all the Notes for which a Purchase Notice was validly delivered and not withdrawn was $190,795,000. The Company has forwarded cash in payment of the aggregate purchase price to the Paying Agent to distribute to the Holders. Following the Company’s purchase of Notes pursuant to the Put Option, $9,205,000 in aggregate principal amount of the Notes remains outstanding.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibit:

Exhibit Number	Description
(a)(5)(B)	Press release issued on March 17, 2008, is incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K (File No. 001-06686) filed with the SEC on March 17, 2008.

1

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

THE INTERPUBLIC GROUP OF COMPANIES, INC.
By:	/s/ Nicholas J. Camera
Name:	Nicholas J. Camera
Title:	Senior Vice President, General Counsel
and Secretary

Date: March 17, 2008

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Company Notice to Holders of the 4.50% Convertible Senior Notes due 2023 issued by The Interpublic Group of Companies, Inc., dated February 15, 2008.*
(a)(1)(B)	Form of Letter of Transmittal and Purchase Notice.*
(a)(1)(C)	Form of Notice of Withdrawal.*
(a)(5)(A)	Press release issued on February 15, 2008.*
(a)(5)(B)	Press release issued on March 17, 2008, is incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K (File No. 001-06686) filed with the SEC on March 17, 2008.
(b)(1)

3-Year Credit Agreement, dated as of June 13, 2006, among the Company, as Borrower, ELF Special Financing Ltd., as Initial Lender and L/C Issuer, and Morgan Stanley Capital Services, Inc., as Administrative Agent and L/C Administrator, is incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-06686) filed with the SEC on June 19, 2006.

(d)(1)

Senior Debt Indenture, dated as of October 20, 2000, between the Company and The Bank of New York, as trustee, is incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K (File No. 001-06686) filed with the SEC on October 24, 2000.

(d)(2)

Third Supplemental Indenture, dated as of March 13, 2003, between the Company and The Bank of New York, as trustee, is incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K (File No. 001-06686) filed with the SEC on March 18, 2003.

(d)(3)

Sixth Supplemental Indenture, dated as of March 30, 2005, between the Company and The Bank of New York, as trustee, is incorporated by reference to Exhibit 4.3 to the Registrant’s Current Report on Form 8-K (File No. 001-06686) filed with the SEC on April 1, 2005.

(d)(4)

Seventh Supplemental Indenture, dated as of August 11, 2005,between the Company and The Bank of New York, as trustee, is incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K (File No. 001-06686) filed with the SEC on August 15, 2005.

(g)	None.
(h)	None.
* Previously filed.